Resolution Relating to Woori Bank’s Dividend Payment

On February 6, 2013, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution recommending cash dividends of KRW 800 per class share and KRW 175 per common share. The record date is December 31, 2012.

Key Details

(Unit: in KRW)

Items	FY 2012
Dividend per common share	175

Dividend per class share	800

Total dividend amount	177,532,598,683

• The dividend is expected be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.
- The above details are subject to change pending approval at the annual general meeting of shareholders of Woori Bank.